SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                          Melamine Chemicals, Inc.
                              (Name of issuer)


                                Common Stock
                       (Title of class of securities)


                                585332 10 9
                               (CUSIP number)


                             Thomas L. Feazell
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3403
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             November 14, 1997
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

CUSIP No.  585332 10 9                      13D


1        NAME OF REPORTING PERSONS  Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         61-0122250


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  Not Applicable                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                  Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                              0 shares
     BENEFICIALLY              8    SHARED VOTING POWER
       OWNED BY                             0 shares
         EACH                  9    SOLE DISPOSITIVE POWER
       REPORTING                            0 shares
      PERSON WITH             10    SHARED DISPOSITIVE POWER
                                            0 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON
                                                                 CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D


     Ashland Inc. ("Ashland") hereby amends and supplements its Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 30, 1997, as amended by an Amendment No. 1 (the "Amendment No. 1"), filed with the Commission on August 14, 1997, Amendment No. 2 (the "Amendment No. 2"), filed with the Commission on August 26, 1997, and Amendment No. 3 (the "Amendment No. 3"), filed with the Commission on October 10, 1997, relating to Ashland's ownership of Common Stock, par value $.01 per share, of Melamine Chemicals, Inc. ("MCI"), as set forth in this Amendment No 4. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of Transaction:

Item 4 of the Schedule 13D is hereby amended to add at the end thereof the following:

     On November 14, 1997, Borden Chemicals, Inc. accepted for purchase all of the shares of Melamine Chemicals, Inc. owned by Ashland Inc. at a price of $20.50 per share. As a result, Ashland Inc. is no longer a shareholder of Melamine Chemicals, Inc.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           November 25, 1997


                                             /s/ Thomas L. Feazell
                                          -----------------------------------
                                          Thomas L. Feazell
                                          Senior Vice President, General
                                          Counsel and Secretary